(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

February 9, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Fixed-Income Trust (the trust):
Fidelity Corporate Bond Fund (the fund)
File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 136

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 136 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2009, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund. This filing serves to register the fund as a new series of the trust. The fund may be marketed through banks, savings and loan associations, or credit unions.

Pursuant to Rule 485(a), the trust elects an effective date of April 25, 2010. We request your comments by March 11, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Kerry Allard
Kerry Allard
Legal Product Group